EXHIBIT 3.65
State of Delaware
Secretary of State
Division of Corporations
Delivered 06:42 PM 04/27/2004
FILED 06:42 PM 04/27/2004
SW040306722 — 3796044 FILE
STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION
•First: The name of the limited liability company is Phoenixville Hospital Company, LLC.
•Second: The address of its registered office in the State of Delaware is 9 E Loockerman St., 1B in the City of Dover
The name of its Registered agent at such address is National Registered Agents, Inc.
•Third: (Use this paragraph only if the company is to have a specific effective date of dissolution.) “The latest date on which the limited liability company is to dissolve is ___.”
•Fourth: (Insert any other matters the members determine to include herein.)
In Witness Whereof, the undersigned have executed this Certificate of Formation of Phoenixville Hospital Company, LLC this 27 day of April  , 2004.
BY: /s/Robin Joi Keck
Authorized Person(s)
NAME: Robin Joi Keck
Type or Print